Exhibit 9.1

TO:	The Purchasers of Series B Preferred Stock and amended Series D Common Stock Purchase Warrants

To Whom It May Concern:

This letter will confirm my agreement to vote all shares of Capnia, Inc. (“CAPN”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of CAPN to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of CAPN outstanding on the date of closing pursuant to that certain Securities Purchase Agreement, dated as of             , 2016, among CAPN and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity). This agreement is given in consideration of, and as a condition to enter into such Purchase Agreement and is not revocable by me.

By:
Name of Stockholder: